Exhibit 99.7

VOTING PROXY

[NAME]

THE UNDERSIGNED

[name and corporate details relevant Founding Shareholder] (the “Principal”).

RECITALS

A.                                   On April 8, 2015, the board of directors (the “Board”) of Cnova N.V., a public limited liability company (naamloze vennotschap) under Dutch law, registered with the Dutch trade register under number 60776676 (the “Company”) published notice of the 2015 annual general meeting of shareholders of the Company (the “AGM”) on its website, which notice includes the agenda for the AGM (the “Agenda”).

B.                                   In its meeting held on January 27, 2015, the Board appointed Vistra B.V., being the independent third party within the meaning of best practice provision IV.3.12 of the Dutch Corporate Governance Code, as the sole member of the Company’s proxy committee (hereinafter the “Proxy Committee”), with the power to vote the ordinary shares and special voting shares in the capital of the Company at the AGM, in accordance with the voting instructions given to it by the Company’s shareholders and other parties entitled to vote on the relevant shares in the capital of the Company.

C.                                   The Principal holds a total of [number] ordinary shares (the “Ordinary Shares”) and an equal number of special voting depository receipts (the “Special Voting Depository Receipts”) in the capital of the Company.

D.                                   The board of directors of Stichting Cnova Special Voting Shares, a foundation (stichting) under Dutch law, registered with the Dutch trade register under number 61668249 (the “Voting Depository”), has established terms and conditions (the “Terms”) by notarial deed executed on October 17, 2014 before a deputy of M.D.P. Anker, civil law notary (notaris) at Amsterdam.

E.                                   In accordance with Article 5.1 sub a. of the Terms, the Principal has requested and received from the Voting Depository a Voting Proxy (as defined in the Terms) with respect to the AGM, enabling the Principal to vote a total of [number] special voting shares in the capital of the Company (the “Special Voting Shares”), corresponding with the Principal’s Special Voting Depository Receipts, with the right of substitution.

F.                                    The Principal now wishes to grant the present voting proxy (the “Voting Proxy”) to the Proxy Committee.

HEREBY DECLARES

1.                                      The Principal hereby grants the Voting Proxy to the Proxy Committee in order to perform the following acts for and on behalf of the Principal:

a.                                       to attend, in the name and on behalf of the Principal, the AGM, and at the AGM to sign the attendance list, take the floor and exercise the voting rights attached to the Ordinary Shares and the Special Voting Shares, in the manner set out in Annex A hereto; and

b.                                       to sign any other deed, agreement, form, notice or other document, and to perform any other act which is conducive or ancillary to the foregoing.

2.                                      This Voting Proxy is granted with full power of substitution.

3.                                      The Proxy Committee is authorised to act also as an attorney-in-fact of one or more counterparties of the Principal.

4.                                      The relationship between the Principal and the Proxy Committee under this Voting Proxy is governed exclusively by the laws of the Netherlands.

5.             This Voting Proxy can be revoked by the Principal at any time.

(signature page follows)

Signature page to a power of attorney

[name relevant Founding Shareholder]
Name	:
Title	:
Date	:

ANNEX A

No.	Agenda item (voting items)	for	against	abstain*

5.	Adoption of the annual accounts for the financial year 2014

6.	Release from liability of the members of the Board with respect to the performance of their duties during the financial year 2014

7.	Instruction to Ernst & Young Audit for the external audit of the Company’s annual accounts for the financial year 2015

8.	Reappointment of Didier Lévêque as Non-Executive Director

9.	Appointment of Silvio José Genesini Jr. as Non-Executive Director

10.	Appointment of Antoine Giscard d’Estaing as Non-Executive Director

11.	Reappointment of Germán Pasquale Quiroga Vilardo as Executive Director

12.	Authorization of the Board to acquire ordinary shares in the capital of the Company

13.	Delegation of the authority to issue ordinary shares and special voting shares and to grant rights to subscribe for such shares

14.	Delegation of the authority to limit and exclude pre-emption rights in respect of any issue of ordinary shares or any granting of rights to subscribe for such shares

* Please note that if you do not record a vote one or more of the proposed agenda items listed above, your vote(s) will be considered to be a vote for the relevant agenda item(s).